SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PROTOCOL AND JUSTIFICATION OF THE MERGER OF
POLITENO INDÚSTRIA E COMÉRCIO S.A. INTO BRASKEM S.A.

By and between

BRASKEM S.A., a corporation headquartered at Rua Eteno No. 1561, Municipality of Camaçari, State of Bahia, enrolled with the Brazilian Taxpayers’ Registry for Legal Entities (CNPJ) under No. 42.150.391/0001 -70, herein represented in the form of its Bylaws, hereinafter denominated simply as the “SURVIVING COMPANY” or “Braskem”;

and

POLITENO INDÚSTRIA E COMÉRCIO S.A., a corporation headquartered at Rua Benzeno, nº 2.391, COPEC, CEP 42810-000, Municipality of Camaçari, State of Bahia, enrolled with the Brazilian Taxpayers’ Registry for Legal Entities (CNPJ) under No. 13.603.683/001 -13, herein represented in the form of its Bylaws, hereinafter denominated simply as the “MERGED COMPANY” or “Politeno”.

The SURVIVING COMPANY and the MERGED COMPANY are herein jointly denominated simply as the “PARTIES”,

with the purpose of conducting a merger into an existing company, according to Articles 224, 225 and 264 of Brazilian Law No. 6,404 of December 15, 1976,

Whereas:

(i)        the SURVIVING COMPANY holds 62.422.578.041 (sixty two billions, four hundred twenty two millions, five hundred and seventy eight thousand and forty one) common shares and 907.315.963 (nine hundred and seven million, three hundred and fifteen thousand, nine hundred and sixty three)preferred shares class “A” and 282.819.502 (two hundred and eighty two millions, eight hundred and nineteen thousand and five hundred and two) preferred shares class “B”, representing 100% of the voting capital and 96.16% of total capital of the MERGED COMPANY;

(ii)        the merger transaction of the MERGED COMPANY into the SURVIVING COMPANY will result in the alignment of the interests of the involved companies shareholders; the creation of value by attaining additional synergies for the shareholders of the PARTIES; an increase in the number of outstanding shares in the market; the simplification of the company’s corporate structure; better opportunities to use the capital markets to finance its growth program, as well as the fact that, after the shares issued by the MERGED COMPANY are replaced by the shares issued by the SURVIVING COMPANY, the then-existing preferred shareholders of the MERGED COMPANY will have the statutory right (paragraph 4 of Article 6 and Chapter III of the SURVIVING COMPANY’s Bylaws) to sell their shares jointly under the same conditions as the controlling shareholder in the event of a change in control of the SURVIVING COMPANY and all of the other advantages offered to shareholders of a company classified as Level 1 under the São Paulo Stock Exchange (BOVESPA)’s Corporate Governance Guidelines, which is the case of the SURVIVING COMPANY;

(iii)        the reports on: (a) the accounting valuation of the PARTIES’ shareholders’ equity, and (b) the valuation based on the fair market value of the PARTIES’ shareholder’s equity; prepared and presented by the specialized firms mentioned below, are in accordance with applicable laws and regulations and with the merger transaction discussed in this Merger Protocol and Justification; and

(iv) the financial statements of the PARTIES were duly audited by an independent auditor registered at the Brazilian Securities and Exchange Commission (CVM).

The Boards of Directors of the PARTIES hereby propose the merger of the MERGED COMPANY into the SURVIVING COMPANY, through this Merger Protocol and Justification (“Protocol and Justification”), the purpose of which is set forth, in accordance with Articles 224, 225and 264 of Brazilian Law No. 6,404 of December 15, 1976 and with the Brazilian Securities and Exchange Commission (CVM) Instruction No. 319 of December 3, 1999, in the following terms and conditions regarding the merger:

1. BASIS FOR THE MERGER O PERATION

1.1. The SURVIVING COMPANY will take over the MERGED COMPANY, and the MERGED COMPANY’s shareholders’ equity will migrate to the SURVIVING COMPANY, who will be its legal successor in all respects, in accordance with the law (“Merger”).

1.2. The appraisal reports on (i) the SURVIVING COMPANY’s and the MERGED COMPANY’s shareholder’s equities for the purpose of determining the ratio for the exchange of the MERGED COMPANY’s shares for the SURVIVING COMPANY’s shares, as well as the calculation of the reimbursement value for the shares issued by the MERGED COMPANY, in the event that the MERGED COMPANY’s shareholders exercise their withdrawal rights, and, (ii) the SURVIVING COMPANY’s and MERGED COMPANY’s accounting shareholders’ equity, based upon fair market value, for purposes to establish the relation of the replacement of the MERGED COMPANY’s shares by SURVIVING COMPANY’s shares, pursuant Article 264 of Brazilian Law No. 6404/76, as well as the auditing evaluation for the financial statements of the SURVIVING COMPANY and the MERGER COMPANY have been prepared by the specialized firms indicated in item 2.1 and 2.2 below, as of the Merger Base Date set forth in item 2.2 of this Protocol and Justification, based on the criteria set forth in Brazilian Law No. 6,404/76 and in the CVM Instruction No. 319/99, regarding the preparation of financial statements.

1.3. The balance of the credit and debit accounts of the MERGED COMPANY will be entered into the SURVIVING COMPANY’s books, with the necessary adjustments.

1.4. The assets, rights and obligations of the MERGED COMPANY, which make up its shareholders’ equity to be transferred to the SURVIVING COMPANY, are those described in detail in the valuation report, at book value of the MERGED COMPANY.

1.5. The management of the SURVIVING COMPANY will perform all acts necessary for the implementation of the Merger, and will pay all the costs and expenses arising from such implementation.

1.6. Once approved the merger transaction pursuant paragraph 3, article 227, Law 6,404/76, the MERGED COMPANY will be dissolved.

2. MERGER VALUATIONS AND BASE DATE

2.1. The appointment of PricewaterhouseCoopers Auditores Independentes, a specialized firm, established in the City of São Paulo, at Av. Francisco Matarazzo, No. 1400, from the 7th through the 11th and the 13th through the 20th Floors, Torino Tower, with a branch located in the City of Salvador, at Rua Miguel Calmon No. 555, 9th Floor, registered with the Regional Accounting Council of the State of Bahia under No. CRC 2SP000160/O-5 “F” BA and enrolled with the Brazilian Taxpayers’ Registry for Legal Entities of the Ministry of Finance under No. 61.562.112/0004 -73, and whose Articles of Incorporation are registered with the 4º Cartório de Registro de Títulos e Documentos de São Paulo (4th Register of Deeds and Documents of São Paulo), State of São Paulo, on September 17, 1956, and further amendments of which are filed with the 2º Cartório de Registro de Títulos e Documentos de São Paulo (2nd Register of Deeds and Documents of São Paulo), SP, represented by its partner Mr. Marco Aurélio de Castro e Melo (“PricewaterhouseCoopers Auditores Independentes”), as responsible for the auditing appraisal of the SURVIVING COMPANY’s and of the MERGED COMPANY’s financial statements and for the preparation of the respective reports, in accordance with the criteria and purposes set forth in item 2.2 below, will be subject to ratification at the Extraordinary Shareholder’s Meetings of the SURVIVING COMPANY and the MERGED COMPANY, in accordance with the provisions of Art. 227, Paragraph 1 of Brazilian Law No. 6.404/76.

2.2. PricewaterhouseCoopers Auditores Independentes issued, at the request of the management of the PARTIES, (i) auditing examination of the financial statements of the SURVIVING COMPANY and of the MERGED COMPANY (Attachment 1 and 2), (ii) issuance, in accordance with accounting principles adopted in Brazil, valuation of the SURVIVING COMPANY’s and MERGED COMPANY’s accounting shareholders’ equity (“Valuation Reports of Accounting shareholder’s equity”), for the purpose of determining the ratio for the exchange of the MERGED COMPANY’s by shares of the SURVIVING COMPANY, accomplishment of the purpose of the SURVIVING COMPANY’s accounting entries, the preparation of the valuation report referred to in the precedent item (iii) below and the calculation of the reimbursement value for the shares issued by the MERGED COMPANY, in the event that the MERGED COMPANY’s shareholders exercise their withdrawal rights (Attachment 3 and 4), and (iii) issuance of valuation reports of the SURVIVING COMPANY’s and the MERGED COMPANY’s Shareholders’ Equity at fair market value, in accordance with accounting principles adopted in Brazil (“Valuation Reports of shareholder’s equity at Fair Market Value”), calculated using the same criteria and on the same date, for the purposes provided in Article 264 and corresponding paragraphs, of Brazilian Law No. 6.404/76 (Attachment 5 and 6), which were based on (a) evaluation of the reserve, pursuant the market price, elaborated by the administration of the PARTIES, based the same criteria and on the same date, and (b) fixed asset appraisal reports, prepared using the same criteria and on the same date by specialized firm Stigma Engenharia Ltda., registered company in CREA-SP under no. 071.708 -8, headquartered at Avenida Fagundes Filho, no. 191, conjunto 102, 10th. Floor, in the city of São Paulo, State of São Paulo, enrolled with the Brazilian Taxpayers’ Registry for Legal Entities (CNPJ) under no. 06.932.665/0001 -10, responsible for the fixed asset appraisal reports of the SURVIVING COMPANY and of the MERGED COMPANY, at fair market value, and whose appointment must be ratified at the Shareholder’s Meetings of the SURVIVING COMPANY and the MERGED COMPANY;

2.3. The financial statements and reports indicated in item 2.2 above were prepared on December 31, 2006 (“Merger Base Date”), and will be subject to approval at the PARTIES’ Extraordinary Shareholders’ Meetings, as provided by law.

3. TOTAL AMOUNT OF THE SHAREHOLDERS’ EQUITY TO BE MERGED

3.1. According to the book value appraisal of the MERGED COMPANY, the book value of the MERGED COMPANY’s shareholders’ equity to be transferred to the SURVIVING COMPANY is R$ 498,982,543.92 (four hundred and ninety eighty millions, nine hundred and eighty two thousand, five hundred and forty three and ninety two cents), as set forth in Clause 4 below.

4. TREATMENT OF EQUITY VARIATIONS UNTIL THE MERGER DATE

4.1. The equity variations assessed in the period ranging between the Merger Base Date and the effective Merger will keep registered on the MERGED COMPANY’s books, however the SURVIVING COMPANY will acknowledge them by means of Equity Equivalence, taking into account that the SURVIVING COMPANY holds 100% of the Voting Capital and 96.16% of the MERGED COMPANY’s Total Capital. Thus, the balances of the MERGED COMPANY’s equity accounts will be transferred to the SURVIVING COMPANY’s books for its respective amounts on the effective Merger date.

5. SHARE EXCHANGE RATIO FOR PURPOSES OF THE MERGER OPERATION

5.1. Regarding to the merger operation, the MERGER COMPANY’s shareholders will receive, replacing theirs shares representatives of the Capital Stock of the MERGER COMPANY, shares issued by the SURVIVING COMPANY, in accordance with the determining ratio for the exchange according to the table below, established on the accounting value, added on the Valuation Reports of Shareholders’ Equity at Fair Market Value of the PARTIES mentioned on item 2.2 above (Attachment 3 and 4)

5.2. For the purposes of Article 264 of Brazilian Law No. 6,404/76, the shareholders’ equity of the MERGED COMPANY and of the SURVIVING COMPANY have been appraised using the same criteria, at market prices, on the Merger Base Date, in accordance with the Valuation Reports of Shareholders’ Equity at Fair Market Value (Attachment 5 and 6), prepared by PricewaterhouseCoopers Auditores Independentes.

5.3. The exchange ratio between the MERGED COMPANY’s and the SURVIVING COMPANY’s shares was set forth with the objective to promote the migration of the MERGED COMPANY’s shareholders to the shareholder base of the SURVIVING COMPANY.

5.4. In this context, using the referenced Valuation Reports of Accounting Shareholders’ Equities and at Fair Market Value as a base, the exchange ratio of the preferred shares class “A” and “B” issued by the MERGED COMPANY’s to preferred shares class “A” of the SURVIVING COMPANY issued by it, to be offered in the current merger transaction, will be 1 share of the SURVIVING COMPANY for each lot of 1,656 (one thousand and six hundred and fifty six) shares belonging to the MERGED COMPANY, based on the Valuation Reports of Accounting shareholder’s equity, according to the table below:

	BRASKEM	POLITENO

Current Number of Shares Issued (*)	356,038,866	66,152,471,144

Market Value of Shareholders’ Equity on NW (in R$)	7,848,501,338.06	811,129,051.02

Value per share based on Market Value of NW (in R$)	22.043945	0.012262

Exchange Ratio for NW at Market Value	1	1,798

Accounting Value of Shareholders’ Equity (NW) (in R$)	4,447,511,445.33	498,982,543.92

Value per share based on Accounting value of NW (in R$)	12.491646	0.007543

Exchange Ratio for at Accounting value	1	1,656
(to be considered in this operation)

(*) disregard 14,363,480 shares held at the treasury

6. REIMBURSEMENT VALUE

6.1. The reimbursement value of the shares held by the MERGED COMPANY’s shareholders who may dissent from the Merger operation was determined based on the appraisal of the MERGED COMPANY’s shareholders’ equity at book value, in accordance with Article 45 of Brazilian Law No. 6,404/76, and is the value set forth in the following table:

Book Value of the MERGED COMPANY (in R$)	Book value per preferred shares for reimbursement purposes (in R$) (+):
498,982,543.92	7.543
(+) book value per preferred share regardless of its class.

7. CAPITAL INCREASE AT THE SURVIVING COMPANY

7.1. Based on the Accounting Valuation Report of the MERGED COMPANY referenced in item 2.2 above, as well as regarding the exchange ratio set forth in item 5.4 above, it shall be necessary to increase the capital stock of the SURVIVING COMPANY through the issue of Class “A” preferred shares. However, in order to back to the issue of the SURVIVING COMPANY’s class “A” preferred shares, and abiding by the limit to issue shares not entitled to vote, or to issue shares with restricted voting rights, set forth in paragraph 1 of Art. 4 of the Company`s Bylaws, and prior to the resolution regarding the Merger operation, the proposal for conversion shall be resolved to 486,530 (four hundred and eighty six thousand and five hundred and thirty) class “A” preferred shares into common shares through the vote of the majority of the voting stock of the SURVIVING COMPANY, at the rate of 1 class “A” preferred share for 1 common share of the SURVIVING COMPANY.

7.2. After the resolution referenced in item 7.1 above, the capital stock of the SURVIVING COMPANY shall be increased by R$ 19,157,178.94 (nineteen millions, one hundred and fifty seven thousand, one hundred and seventy eight reais and ninety four cents).

7.3. The capital stock increase of the SURVIVING COMPANY will be made through the issue of 1,533,670 (one million, five hundred and thirty three thousand, six hundred and seventy) class “A” preferred shares, entitled to the same rights and benefits pertaining to this type and class of shares, as set forth in the SURVIVING COMPANY’s Bylaws, which will be allocated to the shareholders of the MERGED COMPANY in exchange for their shares issued by the MERGED COMPANY, which will be cancelled, in accordance with the exchange ratio set forth in item 5.4 of this Protocol and Justification, and the shares issued will participate fully in the results of the current fiscal year.

7.4. Within this context, at the end of the Merger of the MERGED COMPANY, the SURVIVING COMPANY’s capital stock will be R$ 3,527,428,999.72 (three billions, five hundred and twenty seven millions, four hundred and twenty eight, nine hundred and ninety nine reais and seventy two cents) divided into 123,978,672 (one hundred and twenty three million, nine hundred and seventy eight and six hundred and seventy two) common shares, 247,154,278 (two hundred and forty seven million, one hundred and fifty four thousand and two hundred and seventy eight) class “A” preferred shares and 803,066 (eight hundred and three thousand and sixty six) class “B” preferred shares, and Article 4 of the SURVIVING COMPANY’s bylaws would thus read as follows: “Article 4 - The Capital Stock is R$ 3,527,428,999.72 (three billions, five hundred and twenty seven millions, four hundred and twenty eight, nine hundred and ninety nine reais and seventy two cents) divided into 123,978,672 (one hundred and twenty three million, nine hundred and seventy eight and six hundred and seventy two) common shares, 247,154,278 (two hundred and forty seven million, one hundred and fifty four thousand and two hundred and seventy eight) class “A” preferred shares and 803,066 (eight hundred and three thousand and sixty six) class “B” preferred shares”.

7.5. The class “A” preferred shares issued by the SURVIVING COMPANY to be allocated to the MERGED COMPANY’s shareholders, in exchange for the shares which will be cancelled, will be entitled to the same rights as the SURVIVING COMPANY’s class “A” preferred shares currently outstanding. In this context, it is worth mentioning that the benefits and the advantages of the SURVIVING COMPANY’s class “A” preferred shares, set forth in Article 9 and paragraph 4 of Article 6 of its Bylaws, are as follows:

a)         class “A” preferred shares, as well as class “B” preferred shares, do not have the right to vote, but do, however, have priority to receive a non-cumulative dividend of at least 6% (six per cent) over their unit value, based on the profits available to be allocated to the shareholders. It is understood that the unit value per share corresponds to the capital stock divided by the total number of outstanding shares;

b)         after the dividend mentioned on item “a” above is paid in respect of the class “A” and class “B” preferred shares, and in respect for the common shares issued by the SURVIVING COMPANY, the class “A” preferred shares will compete on equal conditions with the common shares for the allocation of the remaining profit;

c) class “A” preferred shares and common shares will participate in the distribution, by the SURVIVING COMPANY, of the shares resulting from the incorporation of reserves into its capital stock;

d) priority for the reimbursement of capital is guaranteed for classes “A” and “B” preferred shares; and

e)         all classes and types of shares issued by the SURVIVING COMPANY will have a tag-along right in the event of a change in the SURVIVING COMPANY’s control, at the same price per share paid to the controlling shareholder(s). The tag-along right will not apply in the event that the change in control of the SURVIVING COMPANY occurs due to: (a) judicial decision or act, such as an attachment or adjudication under an execution proceeding; or (b) a final decision of the regulatory agencies, including CADE (Brazilian Administrative Council of Economic Defense).

7.6. The shares of the MERGED COMPANY owned by the SURVIVING COMPANY shall be cancelled, as provided by Article 226, Section 1, of Brazilian Law No. 6.404, of December 15, 1976.

7.7. The shares of the SURVIVING COMPANY owned by the MERGED COMPANY shall be held at the SURVIVING COMPANY’s treasury for further change and/or cancel, without reduce its capital stock.

8. SPECIAL CONDITIONS

8.1. The Merger transaction proposed in this Protocol and Justification will be presented to the Fiscal Council of the SURVIVING COMPANY and to the Board of Directors of the PARTIES, and submitted to the PARTIES’ Shareholders gathered in the Shareholders’ Meetings, in accordance with all legally mandated prior notice provisions.

8.2. If management believes that the payment of the reimbursement value of the shares to the dissenting MERGED COMPANY’s shareholders who exercised their right of withdraw will adversely affect the financial stability of the SURVIVING COMPANY, Extraordinary Shareholders’ Meetings of the PARTIES will be immediately convened, in accordance with all legally mandated prior notice provisions, in order to analyze the proposed mergers and, if necessary, to unwind the transaction.

9. CONCLUSION

9.1. These are, Shareholders of the SURVIVING COMPANY and of the MERGED COMPANY, the rules and procedures that, as provided by law, have been prepared to govern this merger that the respective Boards of Executive Officers believe will meet the interests of the PARTIES.

Camaçari, March 12th, 2007.

BRASKEM S.A.

Carlos José Fadigas de Souza Filho – Executive Officer

Mauricio Roberto de Carvalho Ferro - Executive Officer

POLITENO INDÚSTRIA E COMÉRCIO S.A.

Luiz de Mendonça – Executive Officer

Carlos José Fadigas de Souza Filho – Executive Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2007
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.